Exhibit 99.1

Cango Inc. Announces Up to US$50 Million New Share Repurchase Program

SHANGHAI, April 23, 2024 /PRNewswire/ -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading automotive transaction service platform in China, today announced that its board of directors has authorized a new share repurchase program (the "New Share Repurchase Program") under which the Company may repurchase up to US$50 million worth of its outstanding (i) American depositary shares ("ADSs"), each representing two Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from April 25, 2024.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, in accordance with applicable rules and regulations. The number of ADSs and/or Class A ordinary shares repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Cango's working capital requirements and general business conditions. The Company's board of directors will review the New Share Repurchase Program periodically and may authorize adjustments to its terms and size. The Company plans to fund the repurchases from its existing cash balance.

On April 21, 2023, the Company announced a share repurchase program (the "Existing Share Repurchase Program") under which the Company may repurchase up to US$50 million worth of its outstanding ADSs and/or Class A ordinary shares. Pursuant to the Existing Share Repurchase Program, the Company had repurchased 30,833,867 ADSs from the open market with cash in the aggregate amount of approximately US$44.6 million up to April 16, 2024. For the avoidance of doubt, the Existing Share Repurchase Program will remain in effect until its expiration on April 25, 2024.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China, connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China's automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers' car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the "Business Outlook" section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango's goal and strategies; Cango's expansion plans; Cango's future business development, financial condition and results of operations; Cango's expectations regarding demand for, and market acceptance of, its solutions and services; Cango's expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu
Cango Inc.
Tel: +86 21 3183 5088 ext.5581
Email: ir@cangoonline.com
Twitter: https://twitter.com/Cango_Group

Helen Wu
Piacente Financial Communications
Tel: +86 10 6508 0677
Email: ir@cangoonline.com